2001 ANNUAL REPORT

BWC Financial Corp.

Table of Contents

To our Shareholders

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Public Accountants

Management's Discussion and Analysis of Operations

To Our Shareholders, Clients and Friends

In a year marked by a slowing economy, a record number of decreases in the prime rate, and a country unified by the tragic and sobering events of September 11, BWC Financial Corp. stayed the course, continuing its history of profitability, managed growth and credit quality.

While facing a slower economy, the Corporation enjoyed a growth of 13%, or approximately $45 million, in total assets from the prior year. Total deposit growth was 10% and loan growth was 12%.

Net income in 2001 was $5,464,000, reflecting a return on average assets of 1.45% and a return on average equity of 14.97%. While the Corporation’s return on average assets was down in 2001 from the all-time high of 1.97% in 2000, we were above those of our peers.

An unprecedented eleven decreases in prime, bringing the rate to 4.75% at year end — a forty-year low, resulted in diminished margins, and subsequently, lower earnings for Bank of Walnut Creek. At the same time, BWC Mortgage Services capitalized on the lower interest rate environment, producing $500 million in new and refinanced mortgages, an increase of $200 million over the previous year’s loans.

BWC Mortgage Services is providing consumers with expert guidance through Internet technology, with the added convenience of local service. Their website, www.bwcmortgage.com, offers instant access to a world of knowledge and information, including: mortgage calculators, a look at current rates, powerful refinance strategies, free pre-qualification for loans, and an exclusive Mortgage Manager program.

During the First Quarter, Bank of Walnut Creek opened its South Bay location at 1625 The Alameda in San Jose. Regional Manager Steve Prouty, business bankers, and staff have been working to expand the Bank’s influence in that area, calling on local businesses and professionals and participating in local business activities.

This past year Ruth Batz joined the Bank as Vice President and Manager of the SBA Division, renewing a focus on relationship business banking with SBA clients. With plans to increase our asset-based lending portfolio, Howard Berkman joined the Bank as president of BWC Business Credit. This division, specializing in accounts receivable financing for emerging and growing companies, strengthened its staff in readiness for their increased volume.

The Business Banking Group continues its concentration on loans to small and mid-sized businesses and to the professional market place, growing its portfolio through individual calling efforts and referrals from satisfied clients. Branch offices are maintaining a sales and service focus as they work on increasing their client base and market penetration.

Throughout the Bank, there is constant vigilance with respect to credit risk management, with enhancements to that process supporting loan growth and credit quality.

Construction and home improvement loans remain constant, and that division continues to gain market share, while contributing significantly to the Bank’s income. The focus on commercial real estate that was initiated last year has paid off with a significant increase in that loan portfolio, including fixed and adjustable rate mortgages for a variety of projects.

On the technology side, the Bank has introduced a number of services to make banking even more convenient and effective. I-Banc, our Internet banking system, added an online bill payment feature, affording clients the opportunity to pay bills electronically. I-Banc is popular with clients for both personal and business banking. Business clients can choose special cash management features. I-Banc, Cash Manager for Business and Bill Pay can all be accessed directly through the Bank’s website, which also includes various loan applications that can be downloaded for customer convenience.

The recent implementation of an electronic Check Imaging system allows the Bank to provide clients with exact photographic images of their checks, streamlining record keeping and eliminating bulky statements. A monthly activity statement, along with check images reproduced several to a page, is printed on regular sized paper. The Check Imaging system takes a picture of the front and back of each check and converts this information into microscopic pieces of computer data. Additional features are being added to this system, including statements available on CD ROMs, and by FAX or e-mail. Currently, work is progressing on technology that will further enhance these services by enabling I-Banc users to view their check images online.

Our dedication to the communities we serve, both as a Corporation and as individuals, is rewarding and recognized. For the second consecutive year, Bank of Walnut Creek was named as one of San Ramon’s Top Ten Corporate Citizens, an award based on contributions to the welfare of the community. Since the Bank’s inception in 1980, our corporation and our individual employees have participated fully in the lives of the communities we serve, supporting civic, welfare, cultural, education and youth activities. Our employees, with the support of the Bank, serve on Chamber of Commerce boards and committees, and a variety of other nonprofit organizations. You will find our people working at most every community festival, participating in school activities, coaching youth sports, adopting families and collecting food and toys at the holidays.

The August 2001 edition of U.S. Banker recognized BWC Financial Corp as a “truly successful company”. BWC was again awarded the Super Premier Performance designation by The Findley Reports on Financial Institutions, the Five Star rating from Bauer Reports, and the Blue Ribbon title from Veribanc, Inc.

A 10% stock dividend was distributed on June 15, 2001, to shareholders of record as of May 25. During the past year, the Corporation successfully met its goal of repurchasing 124,000 shares of stock, which were then retired. You are invited to visit our website at www.bowc.com for timely information on the Corporation, including the stock price.

As we reflect on the activities and results of 2001, we see a foundation for further growth-- an opportunity to build on the basics that have been established throughout our history. We look to 2002 with renewed dedication and with gratitude for our accomplishments.

Our priority is people.

God bless America!

James L. Ryan	Tom Mantor
Chairman of the Board &	President &
Chief Executive Officer	Chief Operating Officer

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS

In thousands
                                                                                               December 31,
Assets                                                                                    2001              2000
                                                                            -------------------------------------
Cash and Due From Banks                                                           $     15,016      $     20,684
Federal Funds Sold                                                                       6,000             3,268
Other Short-term Investments                                                                33               520
                                                                            -------------------------------------
                    Total Cash and Cash Equivalents                                     21,049            24,472

Investment Securities:
     Available-for-Sale                                                                 76,684            58,025
     Held-to-Maturity (approximate fair value of
        $10,338 in 2001 and $9,975 in 2000)                                             10,025             9,920
Loans, Net of Allowance for Credit Losses of $5,403
     in 2001 and $5,042 in 2000                                                        276,064           247,281
Bank Premises and Equipment, Net                                                         3,558             2,892
Interest Receivable and Other Assets                                                     7,677             7,923
                                                                            -------------------------------------
                    Total Assets                                                  $    395,057      $    350,513
                                                                            =====================================

Liabilities and Shareholders' Equity
Liabilities
Deposits:
     Noninterest-bearing                                                          $     87,172      $     88,143
                                                                            -------------------------------------
      Interest-bearing:
          Money Market Accounts                                                        143,317           114,718
          Savings and NOW Accounts                                                      44,543            38,892
          Time Deposits:
               Under $100,000                                                           30,416            31,554
               $100,000 or more                                                         35,021            36,329
                                                                            -------------------------------------
               Total Interest-bearing                                                  253,297           221,493

                    Total Deposits                                                     340,469           309,636
Federal Home Loan Bank Borrowings                                                       12,955             2,424
Interest Payable and Other Liabilities                                                   3,381             4,242
                                                                            -------------------------------------

                    Total Liabilities                                                  356,805           316,302
                                                                            -------------------------------------
Commitments and Contingent Liabilities (Note 10)
Shareholders' Equity
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding                                        --                --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding
-
         3,092,474 shares in 2001 and 2,850,850 in 2000                                 27,160            23,193
Retained Earnings                                                                       10,391            10,975
Accumulated other comprehensive income (loss)                                              701                43
                                                                            -------------------------------------
                    Total Shareholders' Equity                                          38,252            34,211
                                                                            -------------------------------------
                    Total Liabilities and Shareholders' Equity                    $    395,057      $    350,513
                                                                            =====================================
The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME

In thousands except per share amounts
                                                                                For the Year Ended December 31,
Interest Income                                                            2001             2000             1999
                                                              ----------------------------------------------------
     Loans, Including Fees                                          $    26,531      $    27,787      $    20,674
     Investment Securities:
          Taxable                                                         3,290            3,244            2,924
          Non-taxable                                                       441              480              555
     Federal Funds Sold                                                     527              570              483
     Other Short-term Investments                                            90               57              148
                                                              ----------------------------------------------------
                Total Interest Income                                    30,879           32,138           24,784

Interest Expense
     Deposits                                                             8,202            9,066            6,548
     Federal Funds Purchased                                                 16               22                8
     Other Borrowed Funds                                                   373               51               69
                                                              ----------------------------------------------------
               Total Interest Expense                                     8,591            9,139            6,625

Net Interest Income                                                      22,288           22,999           18,159
Provision For Credit Losses                                               1,600            1,150              600
                                                              ----------------------------------------------------
Net Interest Income After Provision For Credit Losses                    20,688           21,849           17,559

Noninterest Income
     BWC Mortgage Services - Commissions                                  5,909            3,315            3,108
     BWC Mortgage Services - Fees & Other                                   970              609              897
     Service Charges on Deposit Accounts                                    788              804              839
     Other                                                                1,332            1,147            1,228
     Gains on Security Transactions                                          55               10               30
                                                              ----------------------------------------------------
              Total Noninterest Income                                    9,054            5,885            6,102

Noninterest Expense
     Salaries and Related Benefits                                        8,948            8,612            7,618
     BWC Mortgage Services - Commissions                                  4,084            2,226            2,176
     BWC Mortgage Services - Fees & Other                                   639              613              552
     Occupancy                                                            1,344            1,069              947
     Furniture and Equipment                                                877              718              600
     Other                                                                4,494            4,057            3,576
                                                              ----------------------------------------------------
              Total Noninterest Expense                                  20,386           17,295           15,469
                                                              ----------------------------------------------------
BWC Mortgage Services - Minority Interest                                   695              327              350

Income Before Income Taxes                                                8,661           10,112            7,842
Provision For Income Taxes                                                3,197            3,677            3,046
                                                              ----------------------------------------------------
Net Income                                                           $    5,464       $    6,435       $    4,796
                                                              ====================================================
Basic Earnings Per Share                                                  $1.75            $2.03            $1.54
Diluted Earnings Per Share                                                $1.60            $1.83            $1.33
                                                              ====================================================
Weighted Average Basic Shares                                         3,121,006        3,164,163        3,112,873
Weighted Average Diluted Share Equivalents
     Related to Options                                                 304,295          361,027          487,311
Weighted Average Diluted Shares                                       3,425,301        3,525,190        3,600,183
                                                              ====================================================
The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the periods ending December 31, 1999, 2000, and 2001

In thousands except share amounts                                                    Accumulated
                                                                                           Other
                                                      Number     Common  Retained  Comprehensive            Comprehensive
                                                   of Shares      Stock  Earnings  Income/(Loss)      Total        Income
                                                  ------------------------------------------------------------------------
Balance, January 1, 1999                           2,511,151   $ 19,002   $ 5,006       $    335   $ 24,343

Net Income as of December 31, 1999                        --         --     4,796             --      4,796     $   4,796
Other Comprehensive Income(Loss), net of tax
     benefit of $529                                      --         --        --           (862)      (862)         (862)
                                                                                                            --------------
Comprehensive Income                                      --         --        --             --         --         3,934
Common stock issued and sold to the
     Defined Contribution Plan                        22,186        466        --             --        466
Stock options exercised                               79,449        261        --             --        261
Tax benefit from the exercise of stock options            --        425        --             --        425
                                                  ----------------------------------------------------------
Balance, December 31, 1999                         2,612,786     20,154     9,802           (527)    29,429

Net Income as of December 31, 2000                        --         --     6,435             --      6,435         6,435
Other Comprehensive Income, net of tax
     liability of $350                                    --         --        --            570        570           570
                                                                                                            --------------
Comprehensive Income                                      --         --        --             --         --
                                                                                                                    7,005
Stock options exercised                              122,460        495        --             --        495
Repurchase and retirement of shares by the
     Corporation                                    (159,774)    (3,387)        --             --    (3,387)
Common Stock issued and sold to the
     Defined Contribution Plan                        15,640        321        --             --        321
10% stock dividend including payment of
     fractional shares                               259,738      5,260    (5,262)            --         (2)
Tax benefit from the exercise of stock options            --        350        --             --        350
                                                  ----------------------------------------------------------
Balance, December 31, 2000                         2,850,850
                                                                 23,193    10,975             43     34,211

Net Income as of December 31, 2001                        --         --     5,464             --      5,464
                                                                                                                    5,464
Other Comprehensive Income, net of tax
     liability of $402                                    --         --        --            658        658           658
                                                                                                            --------------
Comprehensive Income                                      --         --        --             --         --     $   6,122
Stock options exercised                               91,918        329        --             --        329
Repurchase and retirement of shares by the
     Corporation                                    (132,002)    (2,704)       --             --     (2,704)
10% stock dividend including payment of
     fractional shares                               281,708      6,043    (6,048)            --         (5)
Tax benefit from the exercise of stock options            --        299        --             --        299
                                                  ----------------------------------------------------------
Balance, December 31, 2001                         3,092,474   $ 27,160  $ 10,391       $    701   $ 38,252
                                                  ==========================================================

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands
                                                                                For the Year Ended December 31,
Operating Activities:                                                        2001           2000            1999
                                                                  -----------------------------------------------
Net Income                                                             $    5,464     $    6,435      $    4,796
Adjustments to reconcile net income to
     net cash provided:
Amortization of loan fees                                                  (2,048)        (2,013)         (1,850)
Provision for credit losses                                                 1,600          1,150             600
Depreciation and amortization                                                 665            577             488
Gain on sale of securities available-for-sale                                 (55)           (10)            (30)
Deferred income taxes                                                         199           (569)           (275)
Real estate loans held for sale, net change                                    --            480            (480)
Tax benefit from the exercise of stock options                                299            350             425
Decrease/(increase) in interest receivable and
     other assets                                                             246         (1,635)         (1,108)
Increase/(decrease) in interest payable and
     other liabilities                                                       (861)         1,509             317
                                                                  -----------------------------------------------
     Net Cash Provided by Operating Activities                              5,509          6,274           2,883
                                                                  -----------------------------------------------

Investing Activities:
Proceeds from the maturities of investment securities                      16,037          9,386          11,189
Proceeds from the sales of available-for-sale
     investment securities                                                 29,819          3,200          12,776
Purchase of investment securities                                         (64,148)       (14,495)        (30,731)
Loans originated, net of collections                                      (28,335)       (36,925)        (25,184)
Purchase of bank premises and equipment                                    (1,289)          (504)         (2,150)
                                                                  -----------------------------------------------
     Net Cash Used by Investing Activities                                (47,916)       (39,338)        (34,100)
                                                                  -----------------------------------------------

Financing Activities:
Net increase in deposits                                                   30,833         50,967          20,528
Net increase(decrease) in borrowings to support real estate loans
     held for sale                                                             --          (473)             473
Increase (decrease) in Federal Funds Purchased and other
     borrowings                                                            10,531        (3,003)           5,427
Proceeds from issuance of common stock                                        329            816             727
Cash paid for the repurchase of common stock                               (2,704)        (3,387)             --
Cash paid in lieu of fractional shares                                         (5)            (2)             --
                                                                  -----------------------------------------------
     Net Cash Provided by Financing Activities                             38,984         44,918          27,155
                                                                  -----------------------------------------------
Cash and Cash Equivalents:
Increase (decrease) in cash and cash equivalents                           (3,423)        11,854          (4,062)
Cash and cash equivalents at beginning of year                             24,472         12,618          16,680
                                                                  -----------------------------------------------
     Cash and Cash Equivalents at end of year                          $   21,049     $   24,472      $   12,618
                                                                  ===============================================
Additional Cash Flow Information:
Interest Paid                                                          $    6,988     $    8,685      $    6,844
                                                                  ===============================================
Income Taxes Paid                                                      $    2,285     $    1,885      $    3,202
                                                                  ===============================================
The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of BWC Financial Corp. (the “Corporation”) and its subsidiaries, Bank of Walnut Creek (the “Bank”), and BWC Real Estate, conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

Nature of Operations. The Corporation operates in Northern California with four branches in Contra Costa County, three in northern Alameda County and one in Santa Clara County, in the city of San Jose. The Corporation’s primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses, home construction lending, and home equity lines to individuals.

Basis of Presentation. The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a wholly owned subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services. The real estate brokerage firm’s interest in the joint venture is shown as minority interest in the consolidated financial statements.

Investment Securities. The Corporation classifies its investments in debt and equity securities as “held-to-maturity,” or “available-for-sale.” Investments classified as held-to-maturity are reported at amortized cost; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders’ equity.

Amortization and accretion are included in interest income, while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

The Corporation’s policy of carrying investment securities as held-to-maturity is based upon its ability and management’s intent to hold such securities to maturity.

Loans are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past-due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on non-accrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration (“SBA”) program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90-day period elapses

To calculate the gain (loss) on sale, the Corporation’s investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

Allowance for Credit Losses is maintained at a level considered adequate to provide for probable losses that can be reasonably estimated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. The Corporation’s management believes that the amount of allowance is reasonable, due to the growth of the Bank’s loan portfolio, the new credit products that have been introduced and overall credit quality. In the past few years, the Bank has opened an Accounts Receivable Financing Division, a Leasing Division and a Small Business Administration lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank’s traditionally strong construction concentration are considered in determining the allowance.

Premises and Equipment consists of leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture and equipment, primarily from five to fifteen years. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.

Federal Home Loan Bank Borrowings represent fixed rate loans issued to Bank of Walnut Creek secured by pledged real estate loans from the Bank. This borrowing is for the purpose of protecting an interest rate spread on offsetting fixed-rate commercial real estate loans granted by the Bank with similar amounts and terms. The loans are amortized over a ten-year period and carry interest rates ranging from 4.8% to 6.8%.

Income Taxes. The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

Earnings Per Share (EPS). Basic EPS is calculated by dividing net income by the weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per-share amounts presented for all periods reflect the 10% stock dividend paid on June 15, 2001 and on August 1, 2000.

Letters of credit and commitments to extend credit are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

Significant Group Concentrations of Credit Risk. The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa, Alameda and Santa Clara, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate related.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Fed Funds sold and other short-term investments.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Stock-based Compensation. The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair-value-based method to account for stock option plans. The fair-value-based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method. The pro forma disclosures illustrating the impact on net income of applying the fair-value method are included in Note 9.

Prior Year Reclassifications. Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:
In thousands                                                                       2001
                                                                                  Gross           Gross     Estimated
                                                              Amortized      Unrealized      Unrealized          Fair
Available-for-sale                                                 Cost           Gains            Loss         Value
                                                         -------------------------------------------------------------
U.S. Treasury Securities                                     $    9,160        $      -        $      1     $   9,159
Securities of U.S. Government Agencies                           40,102             522               -        40,624
Taxable Securities of State and
   Political Subdivisions                                        19,815             521               -        20,336
Corporate Debt Securities                                         6,477              88               -         6,565
                                                         -------------------------------------------------------------
     Total                                                       75,554           1,131               1    76,684
Held-to-maturity
Obligations of State and Political Subdivisions                  10,025             313               -        10,338
                                                         -------------------------------------------------------------
     Total Investment Securities                             $   85,579      $    1,444        $      1     $  87,022
                                                         =============================================================

                                                                                   2000
                                                                                  Gross           Gross     Estimated
                                                              Amortized      Unrealized      Unrealized          Fair
Available-for-sale                                                 Cost           Gains            Loss         Value
                                                         -------------------------------------------------------------
U.S. Treasury Securities                                     $    3,015        $      -        $      6     $   3,009
Securities of U.S. Government Agencies                           34,341               -              29        34,312
Taxable Securities of State and
   Political Subdivisions                                        14,558             126               -        14,684
Corporate Debt Securities                                         6,041               -              21         6,020
                                                         -------------------------------------------------------------
     Total                                                       57,955             126              56        58,025
Held-to-maturity
Obligations of State and Political Subdivisions                   9,920              55               -         9,975
                                                         -------------------------------------------------------------
     Total Investment Securities                             $   67,875       $     181        $     56     $  68,000
                                                         =============================================================
In 2001, 2000, and 1999, the Corporation received proceeds from sale of available-for-sale investment securities of
$29,819,000, $3,200,000 and $12,776,000 respectively, and gains included in other noninterest income totaled
$55,000, $10,000 and $30,000 respectively.

The maturities of the investment security portfolio at December 31, 2001 follow:
                                                                                                  Held-to-maturity
                                                                                        ------------------------------
                                                         Amortized     Estimated
                                                              Cost    Fair Value
                                                       -------------------------
Within one year                                         $    1,057     $   1,078
After one through five years                                 8,804         9,092
Over five years                                                164           168
                                                       -------------------------
     Total                                              $   10,025     $  10,338
                                                       =========================

                                                          Available-for-sale
                                                       -------------------------
                                                         Amortized     Estimated
                                                              Cost    Fair Value
                                                       -------------------------
Within one year                                         $   34,597     $  34,907
After one through five years                                40,440        41,240
Over five years                                                517           537
                                                       -------------------------
     Total                                              $   75,554     $  76,684
                                                       =========================

At December 31, 2001 and 2000,  securities  with a book value of $11,118,000 and
$8,470,000 respectively, were pledged to secure public deposits. Market value of
these  same   securities  on  those  dates  were   $11,443,000   and  $8,516,000
respectively.

NOTE 3: LOANS

The majority of the Bank's loans are to customers in Contra  Costa,  Alameda and
Santa Clara Counties and surrounding areas. Depending upon the type of loan, the
Bank generally  obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:                                    December 31,
In thousands                                                 2001           2000
--------------------------------------------------------------------------------
Real Estate Construction                             $     91,673     $   72,638
Real Estate Mortgages                                      47,028         29,436
Commercial                                                 81,878         94,592
Installment                                                47,732         43,220
Leases                                                     13,156         12,437
                                                     ---------------------------
     Total                                                281,467        252,323
Less: Allowance for Credit Losses                          (5,403)        (5,042)
                                                     ---------------------------
     Net Loans                                       $    276,064     $  247,281
                                                     ===========================

The following table provides further information on past-due and nonaccrual loans.
                                                                 December 31,
                                                             2001           2000
                                                      --------------------------
Loans past due 90 days or more,
    still accruing interest                           $       257      $      26
Nonaccrual Loans                                              846          2,041
                                                      --------------------------
     Total                                            $     1,103      $   2,067
                                                      ==========================

As of December  31, 2001 and 2000,  the  Corporation's  recorded  investment  in impaired loans was $1,103,000  and $2,067,000  respectively.  As of December 31,
2001,  and 2000,  the  Corporation  had  established  a valuation  allowance  of
$775,000 and $445,000 respectively, against impaired loans. The average recorded investment in impaired  loans for 2001,  and 2000 was  $1,577,000,  and $530,000 respectively.

As of  December  31,  2001 and 2000,  no loans  were  outstanding  that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains  uncollected.  Interest  foregone on nonaccrual loans was  approximately
$354,000 in 2001, $49,000 in 2000, and $8,000 in 1999.

NOTE 4: ALLOWANCE FOR CREDIT LOSSES

In thousands                                                         For the Year Ended December 31,
                                                                2001              2000              1999
                                                   ------------------------------------------------------
Total loans outstanding at end of period, before
     deducting allowance for credit losses              $    281,467      $    252,323      $    213,959
                                                   ======================================================

Average total loans outstanding during period           $    267,177      $    231,991      $    190,755
                                                   ======================================================
Analysis of the allowance for credit losses:

Beginning Balance                                        $     5,042       $     4,466       $     3,919
                                                   ------------------------------------------------------
Charge-offs:
     Commercial                                                1,009               502               126
     Leases                                                      382               125                --
     Installment                                                  75                34                27
                                                   ------------------------------------------------------
          Total Charge-Offs                                    1,466               661               153
Recoveries:
     Commercial                                                  138                72                96
     Leases                                                       79                 8                --
     Installment                                                  10                 7                 4
                                                   ------------------------------------------------------
          Total Recoveries                                       227                87               100
                                                   ------------------------------------------------------

          Net Charge-Offs (Recoveries)                         1,239               574                53
                                                   ------------------------------------------------------
Provisions charged to expense                                  1,600             1,150               600
                                                   ------------------------------------------------------
Ending Balance                                           $     5,403       $     5,042       $     4,466
                                                   ======================================================
Ratio of net charge-offs (recoveries)
     to average total loans                                    0.46%             0.25%             0.03%
                                                   ======================================================
Ratio of allowance for credit losses
     to total loans at end of period                           1.92%             2.00%             2.09%
                                                   ======================================================

NOTE 5: Premises and Equipment

A summary of premises and equipment follows:
In thousands                                                              December 31,
                                                                       2001          2000
                                                               ---------------------------
Leasehold Improvements                                             $  1,666      $  1,206
Furniture and Equipment                                               4,589         3,824
Bank-owned Premises                                                   1,321         1,321
                                                               ---------------------------
                                                                      7,576         6,351
Accumulated Depreciation and Amortization                            (4,018)       (3,459)
                                                               ---------------------------
Premises and Equipment, Net                                        $  3,558      $  2,892
                                                               ===========================

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $665,000 in 2001, $577,000 in 2000, and $488,000 in 1999.

NOTE 6: COMPREHENSIVE INCOME

For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders' equity.

The components of other comprehensive income for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                               2001                2000                    1999
--------------------------------------------------- -------------------- --------------------- ---------------------
Unrealized gain(loss) arising during the period,
net of tax                                                $     692             $      576          $     (843)
--------------------------------------------------- -------------------- --------------------- ---------------------
Reclassification adjustment for net realized
gains on securities available-for-sale included
in net income during the year, net of tax                        34                      6                  19
Net unrealized gain(loss) included in other
comprehensive income                                      $     658             $      570           $    (862)
--------------------------------------------------- -------------------- --------------------- ---------------------

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation’s financial instruments at December 31, 2001 and 2000. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.

In thousands                                                             2001
                                                                Carrying      Estimated Fair
                                                                  Amount               Value
                                                      ---------------------------------------
Cash and cash equivalents                                   $     21,049        $     21,049
Investment securities                                             86,709              87,022
Loans (net)                                                      262,908             271,054
Deposit liabilities                                              340,469             343,762
Federal Home Loan Bank borrowings                                 12,955              13,625

In thousands                                                             2000
                                                                Carrying      Estimated Fair
                                                                  Amount               Value
                                                      ---------------------------------------
Cash and cash equivalents                                   $     24,472        $     24,472
Investment securities                                             67,945              68,000
Loans (net)                                                      234,844             239,245
Deposit liabilities                                              309,636             309,924
Federal Home Loan Bank borrowings                                  2,424               2,090

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and other liabilities.

Loans, net of lease financing receivable, are valued on the basis of estimated future receipts of principal and interest, discounted at current rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved. Fair value is also net of the allowance for credit losses which is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Investment securities are valued at quoted market prices, if available. For securities not quoted, the reported fair value is estimated on the basis of financial and other information.

Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements, taking into account the terms of the agreements, and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 2001 was immaterial.

NOTE 8: INCOME TAXES

The provisions for income taxes in 2001, 2000, and 1999 consist of the following:
Current                                                                2001                2000                1999
                                                         ------------------- ------------------- -------------------
  Federal                                                       $     2,125         $     3,172         $     2,324
  State                                                                 873               1,074                 997
                                                         ------------------- ------------------- -------------------
    Total Current                                                     2,998               4,246               3,321
                                                         ------------------- ------------------- -------------------
Deferred
  Federal                                                               134                (487)               (239)
  State                                                                  65                 (82)                (36)
                                                         ------------------- ------------------- -------------------
     Total Deferred                                                     199                (569)               (275)
                                                         ------------------- ------------------- -------------------
      TOTAL                                                     $     3,197         $     3,677         $     3,046
                                                         =================== =================== ===================

The components of the net deferred tax assets of the Bank as of December 31, 2000 and 1999 were as follows:
Deferred Tax Assets:                                                                       2001                2000
                                                                             ------------------- -------------------
  Allowance for credit losses                                                       $     2,025         $     2,079
  Employee benefits and other                                                               228                 568
  State taxes                                                                               297                 163
                                                                             ------------------- -------------------
     Total deferred tax assets                                                            2,550               2,810
Deferred Tax Liabilities:
  Available-for-sale securities                                                            (430)                (27)
  Accretion and other                                                                        --                 (61)
                                                                             ------------------- -------------------
     Total deferred tax liabilities                                                        (430)                (88)
                                                                             ------------------- -------------------
     Net Deferred Tax Assets                                                        $     2,120         $     2,722
                                                                             =================== ===================

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax
rate to income before taxes.   The reasons for these differences are as follows:
                                                                       2000                2000                1999
                                                         ------------------- ------------------- -------------------
Provision based on the statutory
  Federal rate of 34%                                           $     2,945         $     3,438         $     2,666
Increases (reductions) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit                                          626                 723                 561
Non-taxable interest income                                            (449)               (282)               (293)
Other                                                                    75                (202)                112
                                                         ------------------- ------------------- -------------------
      TOTAL                                                     $     3,197         $     3,677         $     3,046
                                                         =================== =================== ===================

The 2001, 2000 and 1999 current tax provision does not reflect the deduction for tax purposes of non-qualified stock options exercised by directors.  The benefit of the tax deduction is reflected as a direct increase to equity in the amount of $299,000, $350,000 and $425,000 respectively and a decrease of taxes payable of the same amounts.

NOTE 9: STOCK OPTIONS

In 2000, the Board of Directors of the Corporation adopted the 2000 Stock Option Plan, approved by shareholders in 2000, authorizing the issuance of up to 15% of the Corporation’s issued and outstanding shares. Under the 2000 Stock Option Plan, options to purchase shares of the Corporation’s common stock may be granted to certain key employees or directors. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date, all options granted have been at the fair market value of the shares at the grant date and are nontransferable and are exercisable in installments.

As of December 31, 2001, 409,601 shares were available for future grant. The options are fully vested in either four or five years, depending on the terms granted, and expire after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 2001, 2000, and 1999, which presents changes during the years then ended, is presented in the table below. Figures have been adjusted to reflect the 10% stock dividend given in June 2001 and in July 2000.

                                                        Weighted                 Weighted                 Weighted
                                                         Average                  Average                  Average
                                               2001     Exercise        2000     Exercise         1999    Exercise
                                             Shares        Price      Shares        Price       Shares       Price
                                      -----------------------------------------------------------------------------
Outstanding at beginning of year            495,228       $ 5.45     618,420       $ 4.61      702,453     $  4.11
Granted                                      30,950        20.49      23,595        18.49       12,100       19.32
Exercised                                    91,918         3.58     143,859         3.78       96,133        2.72
Forfeited                                    26,367        15.81       2,928            -            -           -

Outstanding at end of year                  407,893       $ 6.43     495,228       $ 5.45      618,420     $  4.61
Exercisable at end of year                  348,910       $ 4.33     431,471       $ 4.03      548,885     $  3.53
Weighted average fair value of
   options granted during the year                        $ 9.72                   $ 8.33                  $ 10.25

Had the Corporation used the fair value method prescribed by SFAS 123 (See Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net Income:                                    2001                     2000                      1999
                                      --------------             ------------             -------------
   As reported                           $5,464,000               $6,435,000                $4,796,000
   Pro forma                             $5,228,000               $6,330,000                $4,718,000

Basic Earnings per share:
   As reported                                $1.75                    $2.03                     $1.54
   Pro forma                                  $1.68                    $2.00                     $1.52

Diluted Earnings per share:
   As reported                                $1.60                    $1.83                     $1.33
   Pro forma                                  $1.53                    $1.80                     $1.31

The fair value of each option grant in 2001, 2000, and 1999, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999:  risk-free rate of 5.21% for 2001,
5.17% for 2000 and 6.70% for 1999, no expected dividend yield, expected life of 8 years and expected volatility of 30.23% in 2001,
33.14% in 2000 and 32.61% in 1999.

The following table summarizes information about stock options outstanding at December 31, 2001.

                                                         Options
                                                    Outstanding:                         Options
                                                        Weighted      Weighted      Exercisable:        Weighted
                  Range of           Number              Average       Average            Number         Average
                  Exercise      Outstanding     Contractual Life      Exercise       Exercisable        Exercise
                    Prices      at 12/31/01     Remaining  Years         Price       at 12/31/01           Price
     ---------------------- ---------------- -------------------- ------------- ----------------- ---------------
        $ 2.31  - $9.11             311,273                 1.26        $ 2.88           311,273           $2.88
        $15.81 - $21.82              96,620                 7.62        $17.88            37,637          $16.33

NOTE 10: COMMITMENTS AND CONTINGENCIES

As of December 31, 2001 the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:
In thousands

          Year                          Amount
---------------              ------------------
          2002                     $     1,216
          2003                           1,233
          2004                           1,198
          2005                           1,037
          2006                             994
    Thereafter                           9,253
---------------              ------------------
         Total                     $    14,931
===============              ==================

Rental expense for premises under operating leases included in occupancy expense was $911,000, $638,000, and $612,000, in 2001, 2000 and 1999 respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 2001, the Bank had outstanding approximately $149,359,000 in undisbursed loan commitments and $1,549,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

NOTE 11: DEFINED CONTRIBUTION PLAN

Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation’s earnings. The expense for this plan, for both matching and discretionary contributions, was $359,000, $374,000, and $303,000 in 2001, 2000, and 1999, respectively. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12: OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:
In thousands
                                                 2001          2000          1999
                                        ------------------------------------------
Data Processing                              $    596      $    532      $    394
Professional Fees                                 532           500           397
Business Development & Education                  488           448           347
Telephone and Postage                             397           356           345
Supplies                                          305           251           293
Marketing                                         388           298           316
Regulatory Fees                                    93            86            56
Other                                           1,695         1,586         1,427
                                        ------------------------------------------
Total                                       $   4,494     $   4,057     $   3,575
                                        ==========================================

NOTE 13: RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank’s net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank’s retained earnings. Under these restrictions, $15,967,000 of the Bank’s retained earnings were available for dividends at December 31, 2001.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank’s shareholders’ equity. Under these provisions, secured loans and advances to the Corporation were limited to $3,606,000 as of December 31, 2001. The Corporation has never received such extensions of credit by the Bank.

NOTE 14: PARENT-COMPANY-ONLY CONDENSED FINANCIAL INFORMATION

A summary of the financial statements of BWC Financial Corp.- parent-company-only follows:
In thousands                                                                 December 31,
Summary Balance Sheets                                             2001                               2000
                                                         --------------- ----------------- ----------------
Assets
Cash on Deposit with the Bank                                $    1,160                         $      590
Investment in the Bank                                           36,063                             33,023
Investment in BWC Real Estate                                     1,029                                598
                                                         ---------------                   ----------------
     Total Assets                                            $   38,252                         $   34,211
                                                         ===============                   ================

Shareholders' Equity
Common Stock                                                 $   27,160                         $   23,193
Retained Earnings                                                11,092                             11,018
                                                         ---------------                   ----------------
     Total Shareholders' Equity                              $   38,252                         $   34,211
                                                         ===============                   ================

Summary Statements of Income                                          For the year ended December 31,
                                                                   2001              2000             1999
                                                         --------------- ----------------- ----------------
Expenses - General and Administrative                        $       83         $      89       $       24
                                                         --------------- ----------------- ----------------
Loss before income taxes and
     equity in net income of Subsidiaries                           (80)              (89)             (24)
Income tax benefit                                                   30                34                9

Equity in earnings of subsidiaries
     Distributed:
          Bank                                                    3,000             1,000                -
          BWC Real Estate                                             -               500                -
     Undistributed:
          Bank                                                    2,083             5,287            4,596
          BWC Real Estate                                           431             (297)              215
                                                         --------------- ----------------- ----------------
Net Income                                                   $    5,464         $   6,435       $    4,796
                                                         =============== ================= ================

Summary Statements of Cash Flows                                       For the year ended December 31,
Operating activities:                                              2001              2000             1999
                                                         --------------- ----------------- ----------------
Net Income                                                   $    5,464         $   6,435       $    4,796
Adjustments to reconcile net income
     to net cash used by operating activities:
Equity in undistributed net income
     of Subsidiaries                                             (2,514)           (4,990)          (4,811)
          Net Cash Provided(Used) by
          Operating Activities:                                   2,950             1,445             (15)
                                                         --------------- ----------------- ----------------
Financing Activities:
Proceeds from issuance of common stock                              329               816              727
Cash paid in lieu of fractional shares                               (5)               (3)               -
Shares repurchased by the Corporation                            (2,704)           (3,387)               -
                                                         --------------- ----------------- ----------------
          Net Cash Provided(Used) by
          Financing Activities                                   (2,380)           (2,574)             727
                                                         --------------- ----------------- ----------------
Increase(Decrease) in Cash                                          570            (1,129)             712

Cash on Deposit with the Bank:
Beginning of year                                                   590             1,719            1,007
                                                         --------------- ----------------- ----------------
End of year                                                  $    1,160         $     590       $    1,719
                                                         =============== ================= ================

NOTE 15: REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets (as defined). Management believes that the Corporation and the Bank, as of December 31, 2001 meet all capital adequacy requirements to which they are subject.

As of December 31, 2001 the most recent notification from FDIC categorized the Corporation and the Bank as “Well Capitalized” under the regulatory framework for prompt corrective action. To be categorized as “Well Capitalized” the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation’s or Bank’s category.

The Corporation’s and Bank’s actual capital amounts and ratios are presented in the following table:

                                                                               Minimum Capital            Minimum
                                                                Actual                Adequacy           for Well
                                                      Amount     Ratio            Requirements        Capitalized
                                             ---------------------------------------------------------------------------
As of December 31, 2001
Total Capital (to Risk Weighted Assets)
     Consolidated:                                   $41,591    12.90%         $25,792    > 8.0        $32,240    >10.0
     Bank of Walnut Creek:                           $39,399    12.25%         $25,734    > 8.0        $32,168    >10.0

Tier 1 Capital (to Risk Weighted Assets)
     Consolidated:                                   $37,551    11.65%         $12,896    > 4.0        $19,344    > 6.0
     Bank of Walnut Creek:                           $35,361    10.99%         $12,867    > 4.0        $19,301    > 6.0

Tier 1 Capital (to Average Assets)
     Consolidated:                                   $37,551     9.22%         $16,292    > 4.0        $20,365    > 5.0
     Bank of Walnut Creek:                           $35,361     8.68%         $16,292    > 4.0        $20,365    > 5.0

As of December 31, 2000
Total Capital (to Risk Weighted Assets)
     Consolidated:                                   $38,348    11.88%         $25,833    > 8.0        $32,292    >10.0
     Bank of Walnut Creek:                           $36,611    12.32%         $23,773    > 8.0        $29,717    >10.0

Tier 1 Capital (to Risk Weighted Assets)
     Consolidated:                                   $34,299    10.62%         $12,917    > 4.0        $19,375    > 6.0
     Bank of Walnut Creek:                           $32,896    11.07%         $11,887    > 4.0        $17,830    > 6.0

Tier 1 Capital (to Average Assets)
     Consolidated:                                   $34,299     9.90%         $13,860    > 4.0        $17,325    > 5.0
     Bank of Walnut Creek:                           $32,896     9.49%         $13,860    > 4.0        $17,325    > 5.0

NOTE 16: BUSINESS SEGMENTS

The Corporation is principally engaged in community banking activities through its eight Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. The separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as “All Other” in the following table.

The Corporation’s community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds that are not loaned to others in the form of loans, leases or lines of credit, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 2001, 2000, and 1999 concerning the Corporation's reportable segments is shown in the following table.

                                                 Community         Mortgage
                  2001                             Banking         Services        All Other      Adjustments            Total
------------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------
Total Interest Income                           $   30,886       $        5                      $       (11)          $30,880
Commissions Received                                                  5,909                                              5,909
Total Interest Expense                               8,597                5                              (11)            8,591
Salaries & Benefits                                  8,260              688                                              8,948
Commissions Paid                                                      4,084                                              4,084
Segment Profit before Tax                            8,016            1,390              (50)           (695)            8,661
Total Assets (at December 31)                   $  394,795       $      740     $      1,120     $    (1,598)         $395,057
------------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------

                                                 Community         Mortgage
                  2000                             Banking         Services        All Other      Adjustments            Total
------------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------
Total Interest Income                           $   32,129       $       21                      $       (12)          $32,138
Commissions Received                                                  3,315                                              3,315
Total Interest Expense                               9,126               25                              (12)            9,139
Salaries & Benefits                                  8,187              425                                              8,612
Commissions Paid                                                      2,226                                              2,226
Segment Profit before Tax                            9,840              654             (55)            (327)           10,112
Total Assets (at December 31)                   $  350,299       $      426     $       652      $      (864)         $350,513
------------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------

                                                 Community         Mortgage
                  1999                             Banking         Services        All Other      Adjustments            Total
------------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------
Total Interest Income                           $   24,730       $       63                      $        (9)          $24,784
Commissions Received                                                  3,108                                              3,108
Total Interest Expense                               6,559               75                               (9)            6,625
Salaries & Benefits                                  7,053              565                                              7,618
Commissions Paid                                                      2,176                                              2,176
Segment Profit before Tax                            7,509              698             (15)            (350)            7,842
Total Assets (at December 31)                   $  296,276       $      974     $     1,719      $    (2,238)         $296,731
------------------------------------------ ---------------- ---------------- ---------------- ---------------- ----------------

NOTE 17: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In thousands except share and per share amounts
2001                                                           March 31,           June 30,     September 30,       December 31,
                                                        ----------------- ------------------ ----------------- ------------------
Interest income                                               $    8,226         $    7,810        $    7,652         $    7,191
Interest expense                                                   2,576              2,307             2,098              1,610
                                                        ----------------- ------------------ ----------------- ------------------
     Net interest income                                           5,650              5,503             5,554              5,581
Provision for credit losses                                          375                375               400                450
Noninterest income                                                 1,972              2,166             2,128              2,788
Noninterest expense                                                4,726              5,360             4,819              5,481
BWC Mortgage Services - Minority Interest                            136                166               153                240
                                                        ----------------- ------------------ ----------------- ------------------
     Income before income taxes                                    2,385              1,768             2,310              2,198
Provision for income taxes                                           902                654               837                804
                                                        ----------------- ------------------ ----------------- ------------------
     Net income                                               $    1,483         $    1,114        $    1,473         $    1,394
                                                        ================= ================== ================= ==================
Earnings per common share:
     Basic                                                    $     0.47         $     0.36        $     0.47         $     0.45
     Diluted                                                  $     0.43         $     0.32        $     0.43         $     0.41
Weighted Average Basic Shares                                  3,151,485          3,109,514         3,122,615          3,100,411
Weighted Average Diluted Share Equivalents
     Related to Options                                          334,666            327,128           291,038            264,345
Weighted Average Diluted Shares                                3,486,151          3,436,642         3,413,653          3,364,756

2000                                                           March 31,           June 30,     September 30,       December 31,
                                                        ----------------- ------------------ ----------------- ------------------
Interest income                                               $    7,154         $    7,836        $    8,373         $    8,775
Interest expense                                                   2,003              2,113             2,397              2,626
                                                        ----------------- ------------------ ----------------- ------------------
     Net interest income                                           5,151              5,723             5,976              6,149
Provision for credit losses                                          225                250               300                375
Noninterest income                                                 1,112              1,372             1,452              1,949
Noninterest expense                                                3,969              4,028             4,370              4,928
BWC Mortgage Services - Minority Interest                             10                 84                93                140
                                                        ----------------- ------------------ ----------------- ------------------
     Income before income taxes                                    2,059              2,733             2,665              2,655
Provision for income taxes                                           729              1,012             1,004                932
                                                        ----------------- ------------------ ----------------- ------------------
   Net income                                                 $    1,330         $    1,721        $    1,661         $    1,723
                                                        ================= ================== ================= ==================
Earnings per common share:
     Basic                                                    $     0.41         $     0.55        $     0.53         $     0.55
     Diluted                                                  $     0.37         $     0.49        $     0.47         $     0.50
Weighted Average Basic Shares                                  3,223,623          3,156,936         3,151,240          3,124,856
Weighted Average Diluted Share Equivalents
     Related to Options                                          358,015            357,693           374,586            353,808
Weighted Average Diluted Shares                                3,581,637          3,514,629         3,525,827          3,478,664

MOSS ADAMS LLP
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

MOSS ADAMS LLP

Stockton, California
February 28, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 2001. The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein. This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this report.

In thousands except share and per share
amounts
Summary of Earnings                                       2001           2000            1999           1998            1997
                                               ------------------------------------------------------------------------------
Interest Income                                     $   30,879     $   32,138      $   24,784     $   21,862      $   18,316
Interest Expense                                         8,591          9,139           6,625          6,774           5,770
                                               ------------------------------------------------------------------------------
     Net Interest Income                                22,288         22,999          18,159         15,088          12,546
Provision for Credit Losses                              1,600          1,150             600            825           1,125
                                               ------------------------------------------------------------------------------
Net Interest Income after Provision
     for Credit Losses                                  20,688         21,849          17,559         14,263          11,421
Noninterest Income                                       9,054          5,885           6,102          5,955           3,729
Noninterest Expense                                     20,386         17,295          15,469         12,762          10,244
Minority Interest                                          695            327             350            549             252
                                               ------------------------------------------------------------------------------
Income before Income Taxes                               8,661         10,112           7,842          6,907           4,654
Provision for Income Taxes                               3,197          3,677           3,046          2,679           1,729
                                               ------------------------------------------------------------------------------
     Net Income                                     $    5,464     $    6,435      $    4,796     $    4,228      $    2,925
                                               ==============================================================================
Diluted Earnings Per Share (1)                           $1.60          $1.83           $1.33          $1.19           $0.85
Weighted Average Diluted Shares (1)                  3,425,301      3,525,190       3,600,455      3,540,978       3,430,355
Book Value Per Diluted Share (1)                        $11.17          $9.70           $8.17          $6.87           $5.67

Summary Balance Sheets at December 31
Cash and Due from Banks                             $   15,016     $   20,684      $   12,593     $   14,345      $   17,412
Federal Funds Sold                                       6,000          3,268              --          2,300           4,350
Other Short-term Investments                                33            520              25             35              48
Investment Securities                                   86,709         67,945          65,456         59,247          40,956
Loans, Net                                             276,064        247,281         209,493        183,058         161,002
Other Assets                                            11,235         10,815           9,164          5,914           4,854
                                               ------------------------------------------------------------------------------
     Total Assets                                   $  395,057     $  350,513      $  296,731     $  264,899      $  228,622
                                               ==============================================================================

Noninterest-bearing Deposits                        $   87,172     $   88,143      $   76,958     $   69,783      $   59,354
Interest-bearing Deposits                              253,297        221,493         181,711        168,357         147,625
Federal Funds Purchased                                     --             --           5,350             --              --
Other Borrowed Funds                                    12,955          2,424             550             --              --
Other Liabilities                                        3,381          4,242           2,733          2,416           2,195
Shareholders' Equity                                    38,252         34,211          29,429         24,343          19,448
                                               ------------------------------------------------------------------------------
     Total Liabilities and
     Shareholders' Equity                           $  395,057     $  350,513      $  296,731     $  264,899      $  228,622
                                               ==============================================================================
(1) All share and per-share amounts give effect to the 10% stock dividend in June 2001, August 2000, the 2-for-1 stock split of July 1998 and the 10% stock dividends given in February 1998, and March 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Forward-Looking Statements

Except for historical financial information contained herein, certain matters discussed in the Annual Report of BWC Financial Corp. constitute ”forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to BWC Financial Corp., Bank of Walnut Creek and BWC Real Estate, include, but are not limited to, those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, loan delinquency rates, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity.

General
2001

During this past year the Corporation has enjoyed strong earnings, resulting in a return on average assets of 1.45% and return on average equity of 14.97%. An economic recession began during the second quarter of the year and continued throughout the remainder of the year. While interest rates began the year with a 9.50% prime rate, after an unprecedented eleven cuts, we ended the year with a 4.75% prime rate, an over forty-year low. In spite of this, the Corporation’s return on average assets, though down from the all-time high in 2000 of 1.97%, were above those of our peers. Low interest rates and slower economic activity most probably will have an adverse affect on performance in 2002.

BWC Financial Corp. enjoyed a growth of 13%, or approximately $45 million, in total assets from the prior year. Total deposit growth was 10%, and loan growth was 12%. Net income was -15%, or $971,000 less than 2000 as a result of the drop in interest rates. The Corporation’s mortgage brokerage joint venture, BWC Mortgage Services had a very successful year, in large part due to the lowering of interest rates, and continues to be a profitable addition to the Corporation.

Net Income

Net income in 2001 was $5,464,000, which reflects a return on average assets of 1.45% and a return on average equity of 14.97%. The Corporation’s average earning assets increased $49,159,000, or 16%, during 2001 as compared to 2000. During 2000, the Corporation’s net income was $6,435,000, which represented a return on average assets of 1.97% and a return on average equity of 20.45%. The Corporation’s average earning assets increased $39,887,000, or 15% during 2000 as compared to 1999. Net income in 1999 was $4,796,000, which represented a 1.70% return on average assets and a return on average equity of 17.93%.

Net Interest Income

Interest income represents interest earned by the Corporation on its portfolio of loans and investment securities. Interest expense represents interest paid to the Corporation’s depositors, borrowings from the Federal Home Loan Bank, as well as the temporary borrowing of Fed Funds on an occasional overnight basis. Net interest income is the difference between interest income on earning assets, and interest expense on deposits and other borrowed funds. The volume of loans and deposits and interest-rate fluctuations resulting from various economic conditions may significantly affect net interest income.

Total interest income in 2001 decreased $1,259,000 as compared to 2000. This was related in total to the drop in interest rates. Analysis of the influence rates had on interest income showed that interest income was over five million dollars less in 2001 than would have been earned using the rates in effect during 2000.

Total interest expense in 2001 decreased $548,000 from 2000. This was also related in total to the drop in interest rates. Analysis of the influence rates had on interest expense showed that interest expense was approximately two million dollars less in 2001 than would have been expensed using the rates in effect during 2000.

Based on the above factors affecting interest income and interest expense, net interest income decreased $711,000 during 2001 as compared to 2000. Had the same rates been in effect during 2001 as were experienced in 2000, the net interest income of the Corporation would have increased by over three million dollars.

Total interest income in 2000 increased $7,354,000 over 1999. Of this increase, 66% was related to the increase in the volume of average earning assets in 2000 as compared to 1999, and 34% was related to an increase in average interest rates. Total interest expense in 2000 increased $2,514,000 over 1999. Of this increase, 52% was related to the increase in the volume of interest-bearing deposits and borrowed funds in 2000 as compared to 1999, and 48% was related to an increase in the average interest-rates paid for these funds between the respective periods.

Based on the above factors affecting interest income and interest expense, net interest income increased $4,840,000 during 2000 as compared to 1999.

Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets. The Corporation’s net interest margin for 2001 averaged 6.36%, which represents a 1.25% decrease from the margin earned during 2000. During 2001 the prime rate averaged 6.92%, or 2.32% less than during 2000. The Corporation’s net interest margin for 2000 averaged 7.61%, which represents a 0.65% increase over the margin earned during 1999. During 2000 the prime rate averaged 9.24%, or 1.25% more than during 1999.

Provision for Credit Losses

An allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 5. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The ratio of the allowance for credit losses to total loans as of December 31, 2001 was 1.92%, as compared to 2.00% for the period ending December 31, 2000. The Corporation's ratios for both periods are considered adequate to provide for losses inherent in the loan portfolio.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. As of December 31, 2001 the Corporation had $5,216,000 in allocated reserves and $187,000 in unallocated reserves. As of December 31, 2000 the Corporation had $4,814,000 in allocated reserves and $228,000 in unallocated reserves. The Corporation’s management believes that the amount of unallocated reserves is reasonable due to the growth of the Bank’s loan portfolio and the new credit products that have been introduced. In the past few years, the Bank has opened an Accounts Receivable Financing Division, a Leasing Division and a Small Business Administration lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank’s traditionally strong construction concentration, fully support a strong reserve position.

The Corporation had net charge-offs of $1,239,000 during 2001 as compared to net charge-offs of $574,000 during the comparable period in 2000.

Noninterest Income
2001 vs. 2000

Total noninterest income in 2001 was $3,169,000 greater than earned in 2000. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for $2,955,000 of the increase in noninterest income from 2000. With the low interest rates that prevailed in 2001, mortgage financing and refinancing activities were at an all-time high.

For Bank of Walnut Creek, income from service charges decreased $16,000 between the respective periods, due to a reduction in income from NSF charges assessed in 2001 as compared to 2000. Other noninterest income from various sources was up $185,000 from the prior year. Gains on security transactions of $55,000 in 2001 as compared to $10,000 the prior year were due primarily to gains on agency securities, which were called during 2001. Calls are made when the issuing agency can refinance the bonds at lower rates of interest.

2000 vs. 1999

Total noninterest income in 2000 was $217,000 less than earned in 1999. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for a decrease in noninterest income of $81,000 in 2000 as compared to 1999, due primarily to termination of its mortgage funding activities.

For Bank of Walnut Creek, income from service charges decreased $35,000 between the respective periods. The primary reason was a reduction in non-sufficient fund or overdraft fees. The Corporation made a business decision to retain the guaranteed portion of SBA loans in the Bank’s loan portfolio; as a result, other noninterest income decreased $81,000. Gains on security transactions decreased $20,000 from the prior year. No securities were actually sold by the Corporation. The gains were the result of securities that were called by the issuing agency, resulting in a securities “gain-on-sale” to the Corporation.

Noninterest Expense
2001 vs. 2000

Total noninterest expense in 2001 increased $3,091,000 over that of 2000. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,884,000 in 2001 as compared to 2000. For Bank of Walnut Creek, officer and staff salaries reflect an increase of $336,000 over that of 2000. The increase between the two periods was related to salary and merit increases on existing staff and to staff number increases. Due to expansion of the Bank’s branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 120 as compared to 114 during 2000.

Total occupancy expense increased $275,000 between the respective periods. This is partly related to the new office in San Jose, which opened in March 2001, renewal at market rates of our Pleasanton facilities which had been under a favorable sublease, and to the new master lease that was obtained on our headquarters building in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $159,000 from the previous year, related primarily to the opening of our San Jose office, remodeling and additions to our computer facilities, installation of new check and statement imaging equipment, and expanded operations.

Other operating expenses increased $437,000 over the comparable expenses in 2000. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities, the introduction of our internet banking service in early 2001, and other information technology investments.

2000 vs. 1999

Total noninterest expense in 2000 increased $1,826,000 over that of 1999. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $111,000 in 2000 as compared to 1999. For Bank of Walnut Creek, officer and staff salaries reflect an increase of $994,000 over that of 1999. The increase between the two periods was related to salary and merit increases on existing staff, bonuses paid under incentive and performance plans, and to staff number increases. Due to expansion of the Bank’s branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 114.0 as compared to 102.5 during 1999.

Total occupancy expense increased $122,000 between the respective periods. This is partly related to the new office in San Jose, which is to be opened in 2001, and to the renting of additional office space in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts. Furniture and equipment expense increased $118,000 from the previous year, related primarily to additional computer and networking capabilities, expanded operations, additions, replacements, and service of equipment.

Other operating expenses increased $481,000 over the comparable expenses in 1999. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities.

Capital Adequacy

The Federal Deposit Insurance Corporation (FDIC) has established risk-based capital guidelines requiring banks to maintain certain ratios of “qualifying capital” to “risk-weighted assets”. Under the guidelines, qualifying capital is classified into two Tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Bank’s Tier 1 capital consists of shareholders’ equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 2001 and 2000.

The FDIC also has a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest-rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 2001 and 2000. See Footnote 15 of the Consolidated Financial Statements.

Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary sources of liquidity for the Corporation are its marketable securities and Federal Funds sold. Marketable securities are investments of high grade, which may be sold with minimal risk of credit loss.

Cash, investment securities, and other temporary investments represent 27% of total assets at December 31, 2001 and 26% of total assets at December 31, 2000. The Corporation’s management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, Federal Fund lines of credit totaling $15,000,000. In addition, the Corporation has a $2,000,000 secured borrowing line with the Federal Home Loan Bank and a $1,000,000 secured borrowing line with the Federal Reserve Bank.

Common Stock Prices

The common stock of BWC Financial Corp. is traded on the NASDAQ exchange. At December 31, 2001, BWC Financial Corp. had 353 shareholders of record plus approximately 465 street-named shareholders. At December 31, 2000, BWC Financial Corp. had 366 shareholders of record plus approximately 380 street-named shareholders.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

The low and high closing bid quotations for 2001 and 2000 were:
                              2001                                                    2000
------------------------------- ---------------------------- -- ------------------------ ---------------------------
1st Quarter                     2nd Quarter                     1st Quarter              2nd Quarter
$18.466 - $21.818               $19.146 - $23.636               $17.000 - $21.375        $17.250 - $22.250
------------------------------- ---------------------------- -- ------------------------ ---------------------------
3rd Quarter                     4th Quarter                     3rd Quarter              4th Quarter
$18.5000 - $21.650              $17.000 - $20.900               $19.250 - $23.625        $20.000 - $23.500
------------------------------- ---------------------------- -- ------------------------ ---------------------------
Stock prices have been adjusted for dividends and splits.

Interest-rate Risk Management

Movement in interest rates can create fluctuations in the Corporation’s income and economic value due to an imbalance in the re-pricing or maturity of assets or liabilities. The components of interest-rate risk which are actively measured and managed include re-pricing risk and the risk of non-parallel shifts in the yield curve. Interest-rate risk exposure is actively managed with the goal of minimizing the impact of interest-rate volatility on current earnings and on the market value of equity. In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest-rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest-rate risk created by the assets and liabilities is a function primarily of their contractual interest-rate re-pricing dates and contractual maturity (including principal amortization) dates.

The Corporation employs a variety of modeling tools to monitor interest-rate risks. One of the earlier and more basic models is GAP reporting. The net difference between the amount of assets and liabilities within a cumulative calendar period is typically referred to as the “rate sensitivity position.” As part of the GAP analysis to help manage interest-rate risk, the Corporation also performs an earnings simulation analysis to identify the interest-rate risk exposures resulting from the Corporation’s asset and liability positions, such as its loans, investment securities and customer deposits. The Corporation’s policy is to maintain a risk of a 2% rate shock to net interest income at risk to a level of not more than 15%. The earnings simulation analysis as of December 31, 2001 estimated that a 2% interest-rate shock (decrease) could lower pretax earnings by $1,853,000, which was 8.31% of 2001 net interest income. The Corporation policy is to also maintain a risk of a 2% rate shock to net pre-tax income of not greater than 30%. As of December 31, 2001 this risk level was estimated to be 21.39%.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the Corporation's simulated earnings analysis.

INTEREST RATE SENSITIVITY

(In thousands except share and per-share data)

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin. Interest rate sensitivity spread management is an important tool for achieving this objective and for developing strategies and means to improve profitability. The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 2001. Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earnings prospects of the Corporation.

Repricing within:                               3          3-6           12          1-5       Over 5
In thousands                               months       months       months        years        years       Totals
------------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
Assets:
Federal Funds Sold & Short-term
     Investments                        $   6,033     $      -     $      -     $      -     $      -   $    6,033
Investment securities                       5,063        9,166       21,735       50,581          164       86,709
Construction & Real Estate Loans          109,298       13,041        1,622        3,084       11,656      138,701
Commercial Loans                           74,046        2,887        2,939        1,892          114       81,878
Consumer Loans                             47,105           96          157          374           --       47,732
Leases                                      1,833        1,888        3,238        6,197           --       13,156
                                      ------------ ------------ ------------ ------------ ------------ ------------
Interest-bearing assets                 $ 243,378     $ 27,078     $ 29,691     $ 62,128     $ 11,934    $ 374,209
                                      ------------ ------------ ------------ ------------ ------------ ------------

Liabilities:
Money market accounts                   $ 107,740     $ 35,914     $      -     $      -     $      -    $ 143,654
Time deposits <$100,000                    11,265       10,110        7,167        1,788           86       30,416
Time deposits >$100,000                    17,842       10,239        6,506          434           --       35,021
                                      ------------ ------------ ------------ ------------ ------------ ------------
Interest-bearing liabilities            $ 136,847     $ 56,263     $ 13,673     $  2,222       $   86    $ 209,091
                                      ------------ ------------ ------------ ------------ ------------ ------------

Rate-sensitive gap                      $ 106,531    $ (29,185)    $ 16,018     $ 59,906     $ 11,848    $ 165,118
Cumulative rate-sensitive gap           $ 106,531    $  77,346     $ 93,364     $153,270     $165,118
                                      ============ ============ ============ ============ ============

Cumulative rate-sensitive ratio              1.78         0.60         0.62         0.69         0.70